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Exhibit 4.4

Subscription Agreement With Lawrence Seiler for 170,000 shares, Granting Registration Rights to 100,000 Shares

VIEW SYSTEMS, INC.

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SUBSCRIPTION AGREEMENT

    This Agreement is made as of July 15, 1999, by and between View Systems, Inc. ("View Systems"), a Florida corporation, whose principal place of business is 925 West Kenyon Avenue, Suite 15, Englewood, Colorado 80110 and Larry Seiler, 13312 Royden Court, Ellicott City, Maryland 21042.

Recitals

    R1. Larry Seiler, View Systems and View Systems' wholly owned subsidiary, Eastern Tech Manufacturing Corp. ("Eastern Tech") entered into an Agreement and Plan of Merger, dated May 25, 1999 (the "Acquisition Agreement"). Among other things, the Acquisition Agreement provided that View Systems would pay, and/or guaranty the payment of, the following items, to Larry Seiler:

  a.
  $101,816 of Eastern Tech's loan payable to Larry Seiler (the "Loan Payable");

  b.
  $100,000 in legal fees and other related expenses incurred by Larry Seiler on behalf of Eastern Tech in connection with a pending investigation involving NASA, the U.S. Attorney's Office for the District of Columbia and the FBI, and a civil forfeiture action referred to the U.S. Attorney's Office for the District of Columbia (the "Legal Fees");

    R2. View Systems has agreed to pay Larry Seiler $69,307.51 as incentive compensation (the "Compensation Payment") in providing for changes in management for View Systems, following the acquisition of Eastern Tech.

    R3. View Systems and Eastern Tech have acquired an automobile from Larry Seiler for corporate use for the consideration of a promise to pay Larry Seiler $67,000 (the "Car Payment").

    R4. Larry Seiler would like to have View Systems issue him stock in exchange for the Loan Payable, the Legal Fees, the Compensation Payment and the Car Payment owed to him by View Systems and Eastern Tech. View Systems would like to issue him its common stock in satisfaction of these amounts owed Larry Seiler, pursuant to the terms and conditions of this Agreement.

    R5. Larry Seiler is the President of Eastern Tech and is active in sales for both Eastern Tech and View Systems. He is also an a 5% or greater equity shareholder in View Systems.

    NOW, THEREFORE, in consideration of the promises contained herein, the parties agree as follows:

    1.  Subscription.  Larry Seiler agrees to purchase 170,000 shares (the "Shares") of the common stock of View Systems in exchange for the satisfaction of the Loan Payable, the Legal Fees, the Compensation Payment and the Car Payment, itemized as follows:

  a.
  36,500 shares in satisfaction of the Loan Payable obligation;

  b.
  33,500 shares in satisfaction of the Car Payment obligation;

  c.
  50,000 shares in satisfaction of the Legal Fee obligation;

  d.
  50,000 shares in satisfaction of the Compensation Payment obligation.

    2.  Payment of Purchase Price for the Shares.  Larry Seiler shall accept the Shares as full and complete satisfaction of Loan Payable, Car Payment, Legal Fee, and the Compensation Payment obligations of View Systems and Eastern Tech to Larry Seiler. This indebtness shall be deemed satisfied upon delivery of the stock certificate representing the Shares to Larry Seiler.

    3.  Representations and Warranties.  Larry Seiler represents and warrants, as follows:

    (a) Larry Seiler is a U.S. citizen, at least 21 years of age or older.

    (b) Larry Seiler's residence is set forth above.

    (c) Larry Seiler has had access to the books and records of View Systems, is currently an executive officer of View Systems' subsidiary, Eastern Tech, and is familiar with the business and operations of View Systems.

    (d) Larry Seiler's Shares will be acquired for investment, for Larry Seiler's own account, and not with a view to, for offer for sale or for sale in connection with, the distribution or transfer of the Shares. The Shares are not being purchased for subdivision or fractionalization thereof; and Larry Seiler has no contract, undertaking, agreement or arrangement with any person or entity to sell, hypothecate, pledge, donate or otherwise transfer (with or without consideration) to any such person or entity any Shares, and Larry Seiler has no present plans or intention to enter into any such contract, undertaking, agreement or arrangement.

    (e) The present financial condition of Larry Seiler is such that he/she is under no present or contemplated future need to dispose of any portion of the Shares to satisfy any existing or contemplated undertaking, need or indebtedness. Larry Seiler has the financial ability to bear the economic risk of an investment in the Shares, has adequate means of providing for his/her current needs and personal contingencies, has no need for liquidity in such investment and could afford the complete loss of such investment.

    6.  Acknowledgement of Certain Facts.  Larry Seiler acknowledges his/her awareness and understanding of the following:

    (a) The purchase of the Shares is a speculative investment that involves a high degree of risk of loss by Larry Seiler of his/her entire investment in the Shares.

    (b) No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement, of the Shares.

    (c) There are restrictions on the transferability of the Shares; there will be no market for the Shares and, accordingly, it may not be possible for Larry Seiler to liquidate readily, or at all, his/her investment in case of an emergency or otherwise.

    (d) The Shares have not been registered under federal or state securities laws and are being offered in reliance on an exemption from registration of the Shares. The Shares cannot be resold unless they are registered or unless an exemption from such registration is available, in which event the undersigned might still be limited as to the number of Shares that may be sold.

    (e) The stock certificates of the Shares will be imprinted with a conspicuous legend in substantially the following form:

    "The securities represented by this certificate have not been registered under federal or state securities laws, and shall not be sold, pledged, hypothecated, donated or otherwise transferred (whether or not for consideration) by the holder in the absence of an effective registration under the securities laws or an opinion of counsel reasonably satisfactory to View Systems that such registration is not required under the securities laws.

    (g) View Systems does not file periodic reports with the SEC pursuant to the provisions of the Securities Exchange Act of 1934, as amended; however, it is currently in the process of preparing forms for becoming a reporting company, which forms will undergo a review and comment process by the SEC. View Systems has agreed to register a portion of Larry Seiler's Shares for distribution in accordance with the provisions of federal and state securities laws at such time as it registers a block of its securites (which it expects to do in the third and fourth quarters of calendar year 1999) and View Systems has not agreed to comply with any exemption from registration for the resale of Larry Seiler's Shares. Hence, Larry Seiler understands that by virtue of securities regulations respecting "restricted securities", the Shares may be required to be held indefinitely, unless and until registered, unless an exemption from such registration is available, in which case Larry Seiler may still be limited as to the number Shares that may be sold.

    (h) All instruments, documents, records and books pertaining to this investment are made available for inspection by Larry Seiler and/or his representative, and that the books and records of View Systems are available for inspection by Larry Seiler. There is available to Larry Seiler the opportunity to ask questions and receive answers concerning the business, assets, income or other items necessary to make an investment decision.

    7.  Piggyback Registration Rights.  View Systems agrees to register, at its own expense, 100,000 of the Shares as part of its next registration of securities under the Securities Act of 1933. View Systems is working toward a registration under SEC Regulation S-B2 of 5 to 10 million dollars of its securities and hopes to complete preparation of a prospectus and registration statement, and to have same qualified by the regulatory agencies, by the third or fourth quarter of 1999. View Systems agrees to register the Shares as part of this registration.

    8.  Payment of Legal Fees.  Eastern Tech and Larry Seiler are both targets in an investigation being conducted by the U.S. Attorney's Office for the District of Columbia and the Federal Bureau of Investigation and certain of their assets have been seized by the FBI under the authority of civil asset forfeiture laws. The interests of Eastern Tech and Larry Seiler in these matters are co-extensive. Eastern Tech and Larry Seiler have incurred legal fees in defending these actions and will need to incur additional legal fees in the future in connection with these on-going matters. Larry Seiler agrees to pay up to $100,000 of the legal fees necessary for presentation of a defense for both Eastern Tech and Larry Seiler and View Systems shall pay any additional monies necessary for presentation of a legal defense for both Eastern Tech and Larry Seiler. Eastern Tech and Larry Seiler shall jointly engage counsel to represent them and will waive any non-material conflicts of interest as between the two of them for purposes of this joint representation. To the extent Larry Seiler and Eastern Tech must engage separate counsel, the agreement of Larry Seiler to pay the first $100,000 and View Systems to pay any additional defense costs shall apply to the collective costs of both sets of counsel. In the event Eastern Tech shall become insolvent, Larry Seiler shall not have an obligation to pay fees or costs for its legal defense.

    9.  Exempt Transaction.  All parties acknowledge and agree that the transfer of the Shares pursuant to this Agreement will constitute an exempt isolated transaction and that the securities received in such transfer are not currently registered under federal or state securities laws.

    IN WITNESS WHEREOF, the parties have executed this agreement as of the date written above.

Larry Seiler:
(Seal)
View Systems, Inc.
By:	Gunther Than President & CEO	(Seal)

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Exhibit 4.4